Panoramic Evergreen Venture Fund
3575 Piedmont Rd NE
Building 15, Suite 730
Atlanta, GA 30305

May 15, 2023

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Panoramic Evergreen Venture Fund
      Application for Withdrawal of Registration Statement on
Form 10-12G
      Accession No. 0001580642-23-002637

Ladies and Gentlemen:

      Panoramic Evergreen Venture Fund (the "Company") hereby applies for an order granting an immediate withdrawal of the above-referenced Form 10-12G (the "Form 10"). The Form 10 was originally filed with the Securities and Exchange Commission (the "Commission") on May 9, 2023 and has not yet been declared effective by the Commission.

      The Company is requesting withdrawal of the Form 10 due to the provisions of Section 12(g)(1) of the Securities Exchange Act of 1934, as amended, which would cause the Form 10 to become effective automatically 60 days after the initial filing date. The Company is in the process of preparing the necessary exhibits to be filed by amendment to the Form 10 and desires to prevent the Form 10 from becoming effective prior to the completion and filing of such exhibits. The Company is therefore requesting that the Form 10 be immediately withdrawn.

      Should you have any questions regarding the foregoing application for withdrawal, please contact Blake Estes, at Alston & Bird LLP, at (212) 210-9415 or blake.estes@alston.com.

Sincerely,

/s/ Mark Buffington
Mark Buffington
Chief Executive Officer and
Chairman of the Board of
Trustees

cc:	Blake Estes, Alston & Bird LLP





1